UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 19, 2015

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Barclays Settles Certain RMBS Securities Claims  - dated 19 October 2015

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 19, 2015

By: /s/ Ines Watson
----------------------
Ines Watson
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: October 19, 2015
By: /s/ Ines Watson
----------------------
Ines Watson
Assistant Secretary

Barclays Settles Certain RMBS Securities Claims with the National Credit Union Administration (NCUA)

Barclays has reached a settlement with the NCUA to resolve two outstanding civil lawsuits for US$ 325m.  These lawsuits are part of the RMBS Securities Claims disclosed in Barclays 2015 Interim Results Announcement. As a result of this settlement, Barclays will include a provision of US$ 325m in its Q3 Interim Management Statement, to be announced on 29 October 2015.

The Group continues to litigate other RMBS Securities Claims and RMBS Repurchase Requests and to respond to requests from various regulatory and governmental authorities in relation to  Mortgage-related investigations, all as disclosed in Barclays 2015 Interim Results Announcement.

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Will Bowen
+44 (0)20 7116 4943	+44 (0)20 3134 7744

About Barclays
Barclays is an international financial services provider engaged in personal, corporate and investment banking, credit cards and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With 325 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website

www.home.barclays